                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549



                                    FORM 11-K

                                  ANNUAL REPORT


                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



(Mark one)

/X/ Annual Report pursuant to 15(d) of the Securities Exchange Act of 1934 (Fee required)

   For the fiscal year ended December 31, 2003.

                                       OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

   For the transition period from                 to
                                  ---------------    -------------

   Commission file number 1-8864.

   A.  Full title of the Plan:

           USG CORPORATION INVESTMENT PLAN (Formerly USG CORPORATION INVESTMENT PLAN FOR SALARIED EMPLOYEES)

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

           USG CORPORATION, 125 SOUTH FRANKLIN STREET, CHICAGO, ILLINOIS 60606

                              REQUIRED INFORMATION


Financial Statements:

Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA attached hereto, including a Consent of Independent Public Auditors for 2003 with respect to Form S-8.



Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Pension and Investment Committee administering the Plan have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                         USG CORPORATION INVESTMENT PLAN



                                         By: /s/ Peter K. Maitland
                                             -----------------------------
                                            Peter K. Maitland
                                            Vice President, Compensation,
                                             Benefits and Administration


Date: March 29, 2004

                                 USG CORPORATION
                                 INVESTMENT PLAN


                                REPORT ON AUDITED
                            FINANCIAL STATEMENTS AND
                             SUPPLEMENTAL SCHEDULES


                     YEARS ENDED DECEMBER 31, 2003 AND 2002

                                TABLE OF CONTENTS


                                                                            PAGE

  INDEPENDENT AUDITORS' REPORT                                                1

  FINANCIAL STATEMENTS:

     Statements of Net Assets Available
       for Benefits                                                           2

     Statements of Changes in Net Assets
       Available for Benefits                                                 3

     Notes to Financial Statements                                            4


  SUPPLEMENTAL SCHEDULES:

      I.  Schedule of Investments Held
            at Year End                                                      12

     II.  Schedule of Reportable Transactions                                13

                                               Member of the
                                               American Institute
                                               Of Certified Public Accountants

                                               Member of the
                                               Illinois CPA Society

[HillTaylor Logo]

           Hill Taylor, LLC
           Certified Public Accountants
           116 South Michigan Avenue, 11th Floor
           Chicago, Illinois 60603
           V 312-332-4964   F 312-332-0181


                          INDEPENDENT AUDITORS' REPORT

PENSION AND INVESTMENT COMMITTEE
USG CORPORATION


We have audited the accompanying statements of net assets available for benefits of the USG Corporation Investment Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of investments held at year end as of December 31, 2003, and reportable transactions for the year ended December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



March 12, 2004

                         USG CORPORATION INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 2003 AND 2002

                                                   2003             2002
                                               ------------     ------------
ASSETS:

    Investments, at market
                                               $434,466,692     $336,413,983
                                               ------------     ------------

    Receivables:

        Employee loans
            Receivable                           28,451,799       25,110,551
        Employer contributions
            Receivable                            9,000,208       20,755,665

    Interest and
        Dividends receivable                         45,183           71,643
                                               ------------     ------------

    Total Receivables                            37,497,190       45,937,859
                                               ------------     ------------

  Total Assets                                  471,963,882      382,351,842
                                               ------------     ------------


LIABILITIES:


    Accrued administrative
        Fees                                        161,276          177,595
                                               ------------     ------------

  Total Liabilities                                 161,276          177,595
                                               ------------     ------------

NET ASSETS AVAILABLE
   FOR BENEFITS                                $471,802,606     $382,174,247
                                               ============     ============



The accompanying notes to financial statements are an integral part of these statements.

                         USG CORPORATION INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     YEARS ENDED DECEMBER 31, 2003 AND 2002


                                                   2003             2002
                                              -------------    -------------
NET ASSETS AVAILABLE
  FOR BENEFITS,
    beginning of year                         $ 382,174,247    $ 359,963,777
                                              -------------    -------------

ADD (DEDUCT):

    Corporation contributions                    21,446,194       32,239,836

    Employee contributions                       34,726,469       31,793,149
                                              -------------    -------------
                                                 56,172,663       64,032,985
                                              -------------    -------------


    Income from investments:
      Dividend income                             2,239,930        1,723,247
      Interest income                            11,176,035       11,553,884
      Realized gain (loss) on
        sale of investments                      (3,731,443)      (9,911,879)
      Unrealized appreciation
         (depreciation) for the year             48,234,914      (21,497,946)
                                              -------------    -------------

                                                 57,919,436       (18,132,694)
                                              -------------    -------------

    Benefit payments and
      participant withdrawals                   (23,635,328)     (22,503,535)

    Net transactions due to loans                     6,651          (11,911)

    Administrative expenses                        (835,063)      (1,174,375)
                                              -------------    -------------


Net increase in assets
     during the year                             89,628,359       22,210,470
                                              -------------    -------------


NET ASSETS AVAILABLE
   FOR BENEFITS,
     end of year                              $ 471,802,606     $ 382,174,247
                                              =============     =============

The accompanying notes to financial statements are an integral part of these statements.

                                 USG CORPORATION
                                 INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2003 AND 2002


1.  DESCRIPTION OF THE PLAN

         The USG Corporation Investment Plan, also known as the USG Corporation Investment Plan for Salaried Employees prior to January 1, 1989 ("The Plan"), was approved by the stockholders of the Corporation on May 11, 1977, and became effective on July 1, 1977. The Plan was subsequently amended and completely restated effective as of January 1, 1989 and most recently as of July 1, 1997 ("restated Plan"). The amendments and restatements incorporate all prior amendments to the Plan and make changes to reflect the merger of the USG Corporation Savings Plan for Hourly Employees and change the name of the Plan to the USG Corporation Investment Plan, effective January 1, 1989; and to implement the daily valuation of investments in the participants' accounts at fair market value on each business day effective July 1, 1997.

         The Plan was established to provide a means for eligible hourly and salaried employees to participate in the earnings of the Corporation, to build a supplemental retirement fund and to provide additional disability and death benefits.

         The Plan provides, among other things, that participants may contribute up to 20% (9% for highly compensated employees) of their eligible pay to the Plan through payroll deductions on a before-tax basis during the year effective January 1, 2002, 15% from January 1, 1998 to December 31, 2001, 12% from July 1, 1997 to December 31, 1997, 9% from January 1, 1989 to June 30, 1997, 15% from October 1, 1985 to December 31, 1988 and 12% prior to October 15, 1985. The amount of distributions to be made upon withdrawal from the Plan is dependent upon the participant's and the Corporation's contributions. The Plan requires completion of three years of credited service, effective January 1, 2002 (five years previously), in order to be 100% vested in the Corporation contribution. Employee contributions are always 100% vested. In addition, the Plan contains provisions under which the entire amount credited to a participant's account is distributable upon a participant's retirement, disability, or death.

         Employee contributions are invested by the Trustee in any one or a combination of nine funds: (a) common stock of USG Corporation (USG Common Stock Fund), (b) an equity index fund which provides investment results that are designed to correspond to the performance of publicly traded common stocks, as represented by the Standard & Poor's 500 Composite Stock Price Index (Equity Index Fund), (c) a balanced fund which invests in several broadly diversified asset classes, including domestic and foreign common stock and bonds, preferred stocks and cash (Balanced Fund), (d) a growth fund which invests primarily in equity securities of large market capitalization companies with earnings that are expected to grow at an above-average rate, but may be further diversified by investment of a small portion of the assets in domestic bonds, foreign common stocks and bonds, and cash (Growth Fund), (e) a small-mid cap equity fund which seeks maximum long-term growth of capital by investing in common stock of rapidly growing U.S. small and mid cap companies with market capitalizations of less than $1.5 billion and $8.5 billion, respectively, at the time of initial investment (Small-Mid Cap Equity Fund), (f) a large cap value fund which seeks to provide long-term growth of principal and income by investing in common stocks of companies that appear to be temporarily undervalued by the stock market but have a favorable outlook for long-term growth (Large Cap Value Fund), (g) an international equity fund which seeks long-term capital appreciation through investments in common stock of established non-U.S. companies (International Equity
         Fund), (h) a bond fund which seeks to provide current income and preservation of capital by investing in investment grade corporate debt securities, government bonds and mortgages in both U.S. and foreign markets, (Bond Fund) or (i) a managed separate account which seeks to preserve principal and income while maximizing current income by investing in a diversified pool of Guaranteed Investment Contracts
         (GICs), separate account GICs, synthetic GICs or Structured Investment Contracts (SICs) and Bank Investment Contracts (BICs) of varying maturity, size and yield (Stable Value Fund).

         The Equity Index Fund is invested in the Vanguard Institutional Index Fund.

         The Balanced Fund is invested in the Fidelity Puritan Fund.

         The Growth Fund is invested in the AXP New Dimensions Fund - Class Y.

         The Small-Mid Cap Equity Fund is invested in the Franklin Small-Mid Cap Growth Fund - Class A.

         The Large Cap Value Fund is invested in the Dodge & Cox Stock Fund.

         The International Equity Fund is invested in the Templeton Foreign Fund
         - Class A.

         The Bond Fund is invested in the PIMCO Total Return Fund - Institutional Class.

         The Stable Value Fund is managed by PRIMCO Capital Management. At December 31, 2003, the Stable Value Fund was primarily composed of group annuity contracts maintained by banks and insurance companies.

         Participants may elect to have their contributions invested in 1% increments in any fund or combination of funds and to change their contribution rate, suspend or resume their contributions, change their investment allocations, transfer their investments from one fund to another and apply for a loan by calling the USG Investment Plan Connection, an automated telephone service, or accessing Retirement Passport, a secured interactive website, via the Internet, on any day. Certain Executive officers of the Corporation must pre-clear any transfer out of the USG Common Stock Fund with the USG Corporate Secretary.

         The Corporation made a regular 50% matching contribution up to the first 6% of the participants' eligible pay contributed to the Plan, credited to the participants' accounts each pay period starting June 1, 2001. From January 1, 2001 to May 31, 2001 the Corporation made a regular 25% matching contribution up to the first 6% of each participant's eligible pay contributed to the Plan.

         The Plan was amended effective January 1, 1999 to provide for immediate eligibility and enrollment to join the Plan for newly hired employees and current employees who are in their one year waiting period as of January 1, 1999, unless the employee elects not to join the Plan.

         The fifth amendment to the Plan, effective November 8, 2000, does not allow additional participant or employer contributions to the USG Common Stock Fund. The amendment also does not allow the transfer of any portion of a participant's interest from any other fund into the USG Common Stock Fund.

         The sixth amendment to the Plan, effective June 1, 2001, increased the regular matching contribution on the first 6% of participant's eligible pay contributed to the Plan to 50% from 25%, credited to the participant's account each pay period.

         The seventh amendment, effective January 1, 2002, made several technical changes in conjunction with the underlying Internal Revenue Code as to contribution limits and distribution periods and limits, increasing the employee contribution rate to 20%, increasing the annual basic contribution limit to $11,000, increasing the plan year earnings limit to $200,000, and increasing the maximum annual addition to $40,000. This amendment also changed participant vesting in Corporation contributions to three years from five and changed the Corporation matching formula to attainment of certain EBITDAR goals from the previous consolidated earnings goals.

         The eighth amendment to the Plan, effective January 1, 2003 allows for catch-up contributions for participants who will have attained age 50 by the end of the plan year. The catch-up contribution limits are in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. The catch-up contributions are not taken into account for purposes of determining compliance with other contribution limits of the Plan.

         The ninth amendment to the Plan changes the Corporation profit sharing matching contribution to a formula based on the USG Companies' "adjusted net earnings" for that plan year, effective for plan years ending on or after January 1, 2003. Effective January 1, 2003, the amendment allowed for technical changes in the rules for distributions, primarily to spouses or beneficiaries, to comply with changes in the Internal Revenue Code. Effective January 1, 2004, no company profit sharing match contribution will be made for any plan year ending after December 31, 2003.

         If the Trustee is unable to invest any contributions immediately, the funds are temporarily invested in short-term investment funds and any earnings in the fund are credited to the participants' accounts.

         The Plan funds are administered under the terms of a Trust agreement with The Northern Trust Company. The Trust agreement provides, among other things, that the Trustee shall keep account of all investments, receipts and disbursements and other transactions and shall provide annually a report setting forth such transactions and the status of the funds at the end of the period.

         The Plan is administered by the Pension and Investment Committee, which consists of six members appointed by the Corporation. Administrative expenses and other fees of the Plan are shared by the Corporation and the participants.

         At December 31, 2003 and 2002, there were approximately 12,623 and 12,238 participants in the Plan, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The amounts in the accompanying statements were accumulated from the reports of the Trustee (Note 1). The financial statements of the Plan are prepared under the accrual method of accounting. Contributions to the Plan are made throughout the year and adjustments are made to the financial statements to accrue for the portion of annual contributions unpaid at year-end.

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

         The Plan's investments are stated at market value except for its group annuity contracts with insurance companies, which are valued at contract value because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuers. Market value and cost are equal for the group annuity contracts and short-term investments. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans receivable are valued at cost which approximates fair value.

         Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Realized gains or losses on the sale of investments are calculated based upon the historical average cost of the investments. Unrealized appreciation or depreciation of investments of the Plan represents the change between years in the difference between the market value and cost of the investments.

         The guaranteed investment contracts in the Stable Value Fund earned guaranteed interest at rates varying from 1.24% to 7.87% at December 31, 2003. The rates for 2002 ranged from 1.44% to 7.47%. The guaranteed investment contracts earnings are calculated net of administrative fees.

         For the USG Common Stock Fund, cost was $19,016,328 and $23,326,234 as of December 31, 2003 and 2002, respectively. For the Equity Index Fund, market value exceeded cost by $6,414,226 at December 31, 2003 and cost value exceeded market value by $7,123,086 at December 31, 2002. For the Balanced Fund, market value exceeded cost by $1,171,123 at December 31, 2003 and cost exceeded market value by $2,921,244 at December 31, 2002. For the Growth Fund, cost exceeded market value by $1,957,069 and $13,006,764 at December 31, 2003, and 2002, respectively. For the Small-Mid Cap Equity Fund, market value exceeded cost by $1,655,346 at December 31, 2003 and cost exceeded market value by $5,738,888 at December 31, 2002. For the Large Cap Value Fund, market value exceeded cost by $2,970,995 at December 31, 2003 and cost exceeded market value by $654,672 at December 31, 2002. For the International Equity Fund, market value exceeded cost by $1,058,685 at December 31, 2003 and cost exceeded market value by $90,878 at December 31, 2002. For the Bond Fund, cost exceeded market value by $50,241 and $24,756 at December 31, 2003, and 2002, respectively.

         Pending transactions due to loans represent reconciliations of the loan amounts between the Trustee and recordkeeper at year-end, which will be posted to the Trustee's records in the subsequent year.

         Benefits are recorded when paid.


3. TAX STATUS

         The Plan, as amended and restated, effective July 1, 1997, meets the requirements of Section 401(a) of the Internal Revenue Code and, accordingly, its income is exempt from Federal income tax under Section 501(a). Employer contributions and the income of the Plan are not taxable to the participants until distributions are made.


4. EMPLOYER CONTRIBUTIONS

         The Corporation will make a formula matching contribution with respect to each eligible participant only if the USG Companies' adjusted net earnings for the plan year equal or exceed ten million dollars for each plan year ending on or after January 1, 2003. The adjusted net earnings of the USG Companies for any plan year is based upon the net income of the USG Companies as reported for the fiscal year that coincides with the plan year, plus after-tax Chapter 11 expenses, plus the cumulative effect of accounting changes to determine the share of earnings. The adjusted net earnings for any plan year is to be determined by the chief financial officer of the company and filed in writing with the committee by the end of the first calendar quarter of each plan year.

         Beginning January 1, 2003, the Corporation formula matching contribution schedule was set as starting with a 3% match for ten million dollars in adjusted net earnings, with a 3% increase for each additional ten million dollars in adjusted net earnings up to fifty million dollars in adjusted net earnings. Each additional ten million dollars in adjusted net earnings from fifty million dollars to two hundred fifty million dollars results in a 2% increase in match. From two hundred fifty million to five hundred million in adjusted net earnings, each additional ten million dollars will result in a 1% increase in match. There is no additional increase in match beyond five hundred million dollars. The percentage match will be adjusted pro rata, to the nearest hundredth, for any net earnings between the set points.

         Beginning January 1, 2002, the Plan used EBITDAR (Consolidated Net Earnings of the USG Companies before Interest, Taxes, Depreciation, Amortization, Reorganization expenses and other income and expense items) as the target to measure performance attainment to be consistent with other USG incentive plans. In order for a match to be made at least 80% of the USG Companies EBITDAR goal had to be met for that plan year. In 2001 and years prior to that, the formula used in the matching contribution calculation was the consolidated earnings goal, which was based on the net sales of the USG Companies less cost of sales and selling and administrative expenses.

         Beginning January 1, 2002, the Corporation formula matching contribution schedule was set as follows: each 1% increase in goal attainment from 80% to 100% of goal results in a corresponding 1.5% increase in the profit sharing match, starting at a 10% match with the attainment of 80% of earnings goal. Each 1% increase in goal attainment from 100% to 140% of goal will result in a 1% increase in the profit sharing match, starting from a 40% match with attainment of 100% of goal earnings. There is no additional increase in matching percentage for achieving an EBITDAR goal beyond 140%.

         Employer contribution amounts forfeited by terminated employees are applied as a credit against future Corporate contributions or used to pay administrative expenses and other fees of the Plan and are held in the Forfeiture Cash Account.


5. DISTRIBUTION ON TERMINATION OF THE PLAN

         In the event of termination of the Plan, the account balances of all affected participants shall become non-forfeitable.

6. INVESTMENTS

         The following is a summary of the Plan's investments as well as the net realized and unrealized appreciation (depreciation) for 2003 and 2002:

                                                       2003                                 2002
                                           -------------------------------     --------------------------------

                                                                  NET                                  NET
                                                              APPRECIATION                         APPRECIATION
                                                FAIR         (DEPRECIATION)        FAIR           (DEPRECIATION)
                                                VALUE        IN FAIR VALUE         VALUE          IN FAIR VALUE
                                           -------------     -------------     -------------      -------------
Common Stock:

USG Common
   Stock                                   $   8,019,913     $   4,535,056     $   4,839,349      $   1,650,999
                                           -------------     -------------     -------------      -------------

Mutual Funds:

   Vanguard Index
      Trust                                   64,882,331        13,128,884        43,804,332        (13,696,593)
   Fidelity Puritan
      Fund                                    27,381,225         4,274,254        19,758,185         (2,548,063)
   AXP New Dimensions
      Fund                                    50,561,578         9,588,994        35,894,239        (10,326,773)
   Franklin Small-Mid
      Cap Growth Fund                         26,535,598         6,237,411        13,038,488         (5,672,594)
   Dodge & Cox
      Stock Fund                              21,014,479         3,756,898         7,141,212           (927,772)
   Templeton Foreign
      Fund                                    13,889,216         2,655,425         6,254,958           (607,795)
    PIMCO Total Return
      Fund                                    15,147,976           326,549        16,860,651            694,596
                                           -------------     -------------     -------------      -------------

                                             219,412,403        39,968,415       142,752,065        (33,084,994)
                                           =============     =============     =============      =============

Mortgages, Notes,
  Contracts                                  200,325,898               ---       178,789,884             24,170
Collective Short-Term

  Investment Fund                              6,708,478               ---        10,032,685                ---
                                           -------------     -------------     -------------      -------------

TOTAL
INVESTMENTS                                $ 434,466,692     $  44,503,471     $ 336,413,983      ($ 31,409,825)
                                           =============     =============     =============      =============

All investments in the Plan are participant-directed investments.

    At December 31, 2003 and 2002, the following investments
    (participant-directed) exceeded 5% of the net assets available for Plan benefits:

                                                      2003            2002
                                                  -----------     -----------
Vanguard Index Trust                              $64,882,331     $43,804,332

Fidelity Puritan Fund                              27,381,225      19,758,185

AXP New Dimension Fund                             50,561,578      35,894,239

Franklin Small-Mid Cap Growth Fund                 26,535,598      13,038,488

Allstate Insurance Company
  Contract 77032                                          ---      11,696,347

Bank of America
  Contract 03-087                                  34,653,488             ---

ING Life Insurance
  Contract 60035                                   34,787,719             ---

Monumental Life Insurance Company
  Contract 00246TR                                 12,815,100      22,478,371

State Street Bank & Trust
  Contract 103097                                  34,652,393             ---

State Street Bank & Trust
  Contract 99010                                          ---      15,461,787

UBS,  Contract 5171                                31,165,070

UBS,  Contract 5021                                       ---      33,775,598




    7. PARTICIPANT LOANS

    Effective October 1, 1993, and as revised on July 1, 1997, a participant can obtain loans from the Plan. Under the Plan's loan provisions, the maximum loan allowable is one half of a participant's vested account balance or $50,000, whichever is less. The minimum loan amount is $1,000. Additional amounts can be taken in $1 increments. A participant must have a vested account balance of at least $2,000 before he or she can apply for a loan. The Plan restricts the participant to no more than two loans outstanding at a time. Most loans can be repaid by the participant over a five-year period, or sooner, in full, with interest at the prime rate in effect at the time of requesting the loan. A residential loan can be repaid over a period of up to 30 years. Default on a loan by a participant is treated as a hardship withdrawal and subject to IRS penalties.

                                                                      SCHEDULE I
                                USG CORPORATION
                                INVESTMENT PLAN

                    SCHEDULE OF INVESTMENTS HELD AT YEAR END
                               DECEMBER 31, 2003

                                                        PRINCIPAL
                                                    AMOUNT/NUMBER OF                                        FAIR
                                                         SHARES                   COST                     VALUE
                                                     ------------              -----------              -----------
COMMON STOCK
 USG Corporation                                          484,002             $ 19,016,328             $  8,019,913
 Vanguard Index Trust                                     637,476               58,468,105               64,882,331
 Fidelity Puritan Fund                                  1,482,470               26,210,102               27,381,225
 AXP New Dimensions Fund                                2,117,319               52,518,647               50,561,578
 Franklin Small-Mid Cap
   Growth Fund                                            878,081               24,880,252               26,535,598
 Dodge & Cox Stock Fund                                   184,694               18,043,484               21,014,479
 Templeton Foreign Fund                                 1,305,377               12,830,531               13,889,216
                                                     ------------              -----------              -----------

    TOTAL COMMON STOCK                                                         211,967,449              212,284,340
                                                                               -----------              -----------

CORPORATE BONDS
 PIMCO Total Return Fund                                1,414,377               15,198,217               15,147,976
                                                     ------------              -----------              -----------

CONTRACTS
 AEGON,  MDA00538TR                                  $ 10,438,299               10,438,299               10,438,299
 Bank of America,  03-087                            $ 34,653,488               34,653,488               34,653,488
 Caisse des Deposts,  1077-02                        $  8,754,646                8,754,646                8,754,646
 ING Life & Annuity, 60035                           $ 34,787,719               34,787,719               34,787,719
 John Hancock Mutual Life
   Insurance Co.,  GAC 9532                          $  7,393,488                7,393,488                7,393,488
 JP Morgan Chase
   Contract AUSG01                                   $ 21,974,554               21,974,554               21,974,554
 Monumental Life Insurance
   Company,  00246TR                                 $ 12,815,100               12,815,100               12,815,100
 Prudential,  10092-211                              $  3,691,141                3,691,141                3,691,141
 State Street Bank & Trust
   Contract 103097                                   $ 34,652,393               34,652,393               34,652,393
 UBS,  5171                                          $ 31,165,070               31,165,070               31,165,070
                                                     ------------             ------------             ------------

    TOTAL CONTRACTS                                  $200,325,898              200,325,898              200,325,898
                                                     ------------             ------------             ------------

SHORT-TERM INVESTMENTS
 Collective Short-Term
   Investment Fund                                   $  6,708,478                6,708,478                6,708,478
                                                                              ------------             ------------

    TOTAL INVESTMENTS                                                         $434,200,042             $434,466,692
                                                                              ============             ============

                                                                     SCHEDULE II


                                 USG CORPORATION
                                 INVESTMENT PLAN


                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2003



SERIES OF TRANSACTIONS IN THE SAME SECURITY:


                        TOTAL            COST           TOTAL         CURRENT
  DESCRIPTION OF      NUMBER OF           OF          NUMBER OF       VALUE OF
     SECURITY         PURCHASES          ASSET          SALES          SALES
  --------------      ---------       ----------     -----------     ----------

    None